Exhibit 99.2
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,

Amounts in thousands of U.S. Dollars	Note	2023	2022	2023	2022
Revenue	4	$44,152	$31,772	$101,045	$81,963
Cost of goods sold		(13,265)	(10,785)	(35,253)	(30,589)
Gross profit		30,887	20,987	65,792	51,374
Selling expenses		(14,283)	(11,240)	(38,886)	(31,293)
Administrative expenses		(15,716)	(11,998)	(47,887)	(40,391)
Research and development expenses		(8,260)	(6,443)	(22,701)	(19,761)
Other operating income/(expense)		(275)	725	(265)	1,292
Operating loss		(7,647)	(7,969)	(43,947)	(38,779)
Interest income		4,531	29	5,137	40
Interest expense		(303)	(141)	(539)	(407)
Foreign exchange, net		1,171	6,427	8,590	16,906
Other finance income		—	—	578	—
Loss before tax		(2,248)	(1,654)	(30,181)	(22,240)
Income tax benefit	5	429	366	6,130	3,960
Net loss for the period (Attributable to shareholders of the Parent)		$(1,819)	$(1,288)	$(24,051)	$(18,280)
Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		563	(31,989)	(18,275)	(84,378)
Other comprehensive loss for the period, net of tax		563	(31,989)	(18,275)	(84,378)
Total comprehensive loss for the period, net of tax		(1,256)	(33,277)	(42,326)	(102,658)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(1,256)	$(33,277)	$(42,326)	$(102,658)
Basic and diluted loss per share	9	$(0.01)	$(0.01)	$(0.19)	$(0.15)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of U.S. Dollars	Note	As of September 30, 2023 (Unaudited)	As of December 31, 2022 (Audited)
ASSETS
Non-current assets
Intangible assets		241,535	257,480
Property, plant and equipment		22,626	15,056
Right-of-use asset		25,896	9,891
Deferred tax assets	5	16,978	10,846
Other long-term receivables		407	571
Total non-current assets		307,442	$293,844
Current assets
Inventories		53,372	44,246
Trade receivables		46,908	52,743
Other receivables		2,465	2,562
Prepaid expenses and accrued income		12,361	7,786
Cash at bank and in hand		130,277	75,109
Total current assets		245,383	182,446
TOTAL ASSETS		552,825	$476,290
EQUITY
Share capital	6	32,221	30,988
Other contributed capital	6	616,646	514,133
Reserves/(Deficit)		(76,863)	(58,588)
Accumulated Deficit		(99,899)	(75,848)
Total equity attributable to shareholders of the Parent		472,105	$410,685
LIABILITIES
Non-current liabilities
Lease liabilities	7	21,751	7,322
Deferred tax liabilities	5	20,273	22,196
Total non-current liabilities		42,024	$29,518
Current liabilities
Lease liabilities	7	3,739	2,113
Accounts payable		8,590	6,885
Current tax liabilities		1,320	1,389
Other current liabilities	10	25,048	25,700
Total current liabilities		38,697	36,086
Total liabilities		80,720	$65,605
TOTAL EQUITY AND LIABILITIES		552,825	$476,290

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND SEPTEMBER 30, 2022 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2022		$30,988	$514,133	$(58,588)	$(75,848)	$410,685
Net loss for the period		—	—	—	(24,051)	(24,051)
Other comprehensive loss for the period		—	—	(18,275)		(18,275)
Total comprehensive loss for the period		—	—	(18,275)	(24,051)	(42,325)
New share issue, net	6	1,233	94,993	—	—	96,226
Share-based compensation	6	—	7,520	—	—	7,520
As of September 30, 2023		$32,221	$616,646	$(76,863)	$(99,899)	$472,105

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2021		$30,964	$506,008	$1,701	$(62,997)	$475,676
Net loss for the period		—	—	—	(18,280)	(18,280)
Other comprehensive loss for the period		—	—	(84,378)	—	(84,378)
Total comprehensive loss for the period		—	—	(84,378)	(18,280)	(102,658)
New share issue, net		24				24
Share-based compensation			5,859	—	—	5,859
As of September 30, 2022		$30,988	$511,867	$(82,677)	$(81,277)	$378,901

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30,
Amounts in thousands of U.S. Dollars	Note	2023	2022
Operating activities
Loss before tax		$(30,181)	$(22,240)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		13,872	13,034
Net finance income		(13,767)	(16,425)
Loss on sale of assets		138	401
Share-based compensation expense	6	8,141	5,826
Other		(72)	(94)
Changes in working capital:
Increase in inventories		(11,117)	(13,194)
Decrease in accounts receivable		6,012	7,738
Increase in other current receivables		(5,557)	(6,435)
Increase in trade payables		1,734	3,281
Decrease in other current liabilities		(103)	(555)
Interest received		5,032	40
Interest paid		(539)	(407)
Other finance income		578	—
Tax paid		(1,258)	(937)
Cash flow used in operating activities		$(27,087)	$(29,967)
Investing activities
Purchase of intangible assets		(1,449)	(1,060)
Purchase of property, plant and equipment		(11,618)	(5,115)
Proceeds from sale of property, plant and equipment		10	—
Increase in other non-current financial assets		159	56
Cash flow used in investing activities		$(12,898)	$(6,119)
Financing activities
Proceeds from issue of share capital	6	100,205	24
Share issue costs	6	(5,026)	—
Payment of principal portion of lease liability		(1,929)	(2,144)
Cash flow from/(used in) financing activities		$93,250	$(2,120)
Net cash flow during the period		53,265	(38,206)
Cash at bank and in hand at the beginning of the period		75,109	118,096
Net foreign exchange difference		1,903	(2,764)
Cash at bank and in hand at the end of the period		$130,277	$77,126

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. General information
On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (Olink or the “Company"). The Company has eleven wholly-owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with related activities. During the quarter, the Company relocated to their new facilities at Salagatan 16F, SE-753 30 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 15, 2023.
2. Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. The interim condensed consolidated financial statements are presented in thousands of US dollars unless otherwise stated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual report filed on Form 20-F on March 27, 2023, for the fiscal year ending December 31, 2022.

2.2. New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements of the Group.

3. Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

We are continuing to closely monitor how the armed conflict between Russia and Ukraine, as well as the Israel-Hamas conflict, are affecting our business. As of September 30, 2023 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, Ukraine, or the proximate regions affected by the Israel-Hamas conflict, though the impact from the armed conflicts on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans.

We continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the conflict between Russia and Ukraine.
4. Segments and Revenue from contracts with customer

4.1. Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Evaluation of segment performance is primarily based on revenue growth. The CODM monitors the operating segments based on revenue growth and gross profit under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments.

4.2. Revenue and Gross Profit
The following tables presents the Company’s key financial information by segment:

	Three months ended September 30, 2023
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$23,797	$16,904	$3,450	$44,152
Cost of goods sold	$(3,955)	$(6,722)	$(2,588)	$(13,265)
Gross profit	$19,842	$10,182	$862	$30,887

	Three months ended September 30, 2022
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$13,395	$15,132	$3,245	$31,772
Cost of goods sold	$(1,696)	$(7,444)	$(1,645)	$(10,785)
Gross profit	$11,699	$7,688	$1,600	$20,987

	Nine months ended September 30, 2023
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$47,841	$42,842	$10,361	$101,045
Cost of goods sold	$(8,688)	$(18,732)	$(7,833)	$(35,253)
Gross profit	$39,153	$24,110	$2,528	$65,792

	Nine months ended September 30, 2022
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$24,535	$49,623	$7,805	$81,963
Cost of goods sold	$(3,120)	$(23,369)	$(4,100)	$(30,589)
Gross profit	$21,415	$26,254	$3,705	$51,374

4.3. Disaggregation of revenue from contracts with customers
The Company derives revenue primarily from the sales of own-produced finished goods and services to customers in the following geographical regions:

			Corporate /
For the three months ended September 30, 2023	Kit	Service	Unallocated	Total
Sweden	2,598	3,642	113	6,353
Americas	8,259	8,087	1,512	17,858
EMEA (excluding Sweden)	8,618	4,867	1,020	14,505
China	1,361	—	483	1,844
Japan	1,701	212	64	1,977
Rest of world	1,260	97	258	1,615
Total	$23,797	$16,905	$3,450	$44,152

			Corporate /
For the three months ended September 30, 2022	Kit	Service	Unallocated	Total
Sweden	186	115	83	384
Americas	5,337	5,225	1,842	12,404
EMEA (excluding Sweden)	4,818	9,127	680	14,625
China	1,133	—	423	1,556
Japan	727	562	40	1,329
Rest of world	1,194	103	177	1,474
Total	$13,395	$15,132	$3,245	$31,772

			Corporate /
For the nine months ended September 30, 2023	Kit	Service	Unallocated	Total
Sweden	4,499	4,961	309	9,769
Americas	20,260	21,237	3,933	45,430
EMEA (excluding Sweden)	14,217	14,492	3,081	31,789
China	4,503	69	2,084	6,656
Japan	2,147	1,474	211	3,832
Rest of world	2,215	610	744	3,569
Total	$47,841	$42,843	$10,362	$101,045

			Corporate /
For the nine months ended September 30, 2022	Kit	Service	Unallocated	Total
Sweden	608	1,226	412	2,246
Americas	9,640	21,241	3,759	34,640
EMEA (excluding Sweden)	9,618	23,836	2,008	35,462
China	2,054	29	1,086	3,169
Japan	857	2,190	104	3,151
Rest of world	1,758	1,101	436	3,295
Total	$24,535	$49,623	$7,805	$81,963

4.4. Seasonality of operations
The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and customers budget cycles, especially government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.
5. Income tax

	Three months ended		Nine months ended
	September 30,		September 30,
Amounts in thousands of U.S. Dollars	2023	2022	2023	2022
Current tax benefit/(expense)	(641)	(695)	(1,211)	(1,474)
Deferred tax benefit	1,070	1,061	7,341	5,434
Income tax benefit	429	366	6,130	3,960
Effective tax rate	19%	22%	20%	18%

The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.

The Group has tax losses that arose in Sweden that are available indefinitely for offsetting against future taxable profits of the entities in which the losses arose. It also has tax losses related to interest expense deductions that arose in Sweden that are available for up to 6 years for offsetting against future taxable profits of the entities in which the deduction arose. Based on management's projections regarding future taxable profits, the Group has recognized deferred tax assets for the former but not for the latter because it is not currently probable that the entities in which the loss arose will be able to generate sufficient taxable profits before these entities taxable deduction offsets expire after 6 years.
6. Share capital
(A)New share issue
On March 29, 2022, the Company issued 91,056 shares, associated with the vesting of Restricted stock units ("RSU") in the incentive award plan.

(B)Public offering
On January 18, 2023 the Company launched a public offering of 5,831,028 ADS each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company did not receive any proceeds from the sale of the ADSs by the Selling Shareholders.

The offering closed on January 23, 2023, with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the time period. The net proceeds from the offering were $96.2 million, after deducting the underwriting discounts, net of deferred taxes, and other public offering costs associated with the filing. The net proceeds of the public offering per the condensed consolidated statement of cash flows of $95.2 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees and other public offering costs.

(C)New share issue
On March 22, 2023, the Company issued 234,344 shares, associated with the vesting of RSUs in the incentive award plan. Following the new share issue, the Company has 124,342,715 shares outstanding.

(D)Incentive award plan
On April 17, 2023 at the Annual General Meeting, our shareholders resolved to adopt two long-term incentive programs, LTI I 2023 and LTI II 2023, and simultaneously amending our Amended and Restated 2021 Incentive Award Plan (the "Plan"). The amendment to the Plan increased the maximum shares of stock available for issuance by 980,000 shares. The 2021 Incentive Award Plan was initially adopted by the Company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company's shareholders of LTI 2021 (the "Original Plan"). The Original Plan was amended and restated on April 7, 2022 at the Annual General Meeting when our shareholders resolved to adopt two long-term incentive programs, LTI I 2022 and LTI II 2022. The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The Company has prior to 2023 filed two registration statements on Form S-8 covering 1,085,900 shares under the Original Plan and an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. Together with the amendment approved On April 17, 2023 a total of 2,660,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock option and restricted stock unit awards; provided, however, that no more than 2,660,303 additional shares may be issued. Shares available under LTI 2021, LTI I 2022, LTI II 2022, LTI I 2023 and LTI II 2023 will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest over a four-year period from the grant date, and, in case of stock options, upon the option holder exercising the option.

Incentive Stock Options

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39 which is equal to 100% of the share price at grant date. During the second quarter of 2023, 99,480 options that had been approved at the Annual General Meeting on April 17, 2023, were awarded to certain executive officers and directors, in each case with an exercise price of $22.79 which is equal to 100% of the share price at grant date.

Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.

The share-based compensation cost is calculated according to the following: Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.2 million for the three months ended September 30, 2023 and $0.4 million for the nine months ended September 30, 2023. The expense associated with these stock options amounted to $0.3 million and $0.7 million for the three and nine months ended September 30, 2022. These are recorded within selling, administrative and research and development expenses within the income statement.
A summary of stock option activity under the Company's Plan relating to awards to certain officers and directors as of September 30, 2023, and changes during the nine months ended September 30, 2023, are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price (USD)
Balance as of January 1, 2023	549,863	23.52
Granted	99,480	22.79
Forfeited	(26,271)	25.00
Balance as of September 30, 2023	623,072	$23.34
Vested and exercisable as of September 30, 2023	239,415

Restricted Stock Units

As of September 30, 2023, 1,310,433 RSUs were outstanding, of the total outstanding RSUs 281,064 were outstanding to our executive officers. The RSUs will vest during a four-year period; new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $3.1 million for the three months ended September 30, 2023 and $8.0 million for the nine months ended September 30, 2023. The expense associated with these RSUs amounted to $1.7 million for the three months ended September 30, 2022 and $5.9 million for the nine months ended September 30, 2022. These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

The following is a summary of the RSU activity under the Company’s plan and related information as of September 30, 2023, and changes during the nine months ended September 30, 2023:

	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value (USD)
Balance as of January 1, 2023	847,143	19.38
Granted	754,115	22.76
Forfeited	(57,364)	19.89
Vested	(233,461)	19.84
Balance as of September 30, 2023	1,310,433	$21.07

7. Fair values
As of September 30, 2023 and December 31, 2022, respectively, the fair values of cash at bank, accounts receivables, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments. There were no loan facilities as of September 30, 2023 nor as of December 31, 2022.
8. Related-party transactions
Other than compensation arrangements with executive officer and directors, we have not entered into any material transactions with our executive officers, directors or holders, including their affiliates or other related parties during 2023.
9. (Loss)/Earnings per share
Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Net loss for the period (thousands)	(1,819)	(1,288)	(24,051)	(18,280)
Total	(1,819)	(1,288)	(24,051)	(18,280)
Weighted average number of shares (thousands)	124,343	119,098	123,885	119,069
Basic and diluted loss per share	(0.01)	(0.01)	(0.19)	$(0.15)
As of September 30, 2023, the Company has the following potential common shares that can be potentially dilutive but are antidilutive as of September 30, 2023, and are therefore excluded from the weighted average number of common shares for the purpose of diluted loss per share:

i.623,072 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (see note 6)
ii.1,310,433 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan (see note 6)

As of September 30, 2022, the Company had the following potential common shares that could be potentially dilutive but were antidilutive as of September 30, 2022, and was therefore excluded from the weighted average number of common shares for the purpose of diluted loss per share:
i.549,863 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan
ii.833,685 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan

10. Other current liabilities
Other current liabilities consist of the following:

Amounts in thousands of U.S. Dollars	As of September 30, 2023	As of December 31, 2022
Salaries and wages	10,655	13,274
Advance invoiced customers	3,589	1,694
Royalties	2,943	2,321
Other current liabilities	7,861	8,411
Total	$25,048	$25,700
11. Subsequent events

On October 17, 2023, the Company entered into a Purchase Agreement ("the Purchase Agreement") with Thermo Fisher Scientific Inc. (NYSE: TMO) (“Thermo Fisher”), pursuant to which Thermo Fisher has (i) commenced, on October 31, 2023, a cash tender offer to purchase all of the outstanding shares and ADSs of the Company in exchange for $26.00 in cash per share or ADS, as applicable, and (ii) with respect to the Company options and RSUs outstanding immediately prior to the closing of the tender offer, implement arrangements to (A) cash out options vested but unexercised as of immediately prior to the closing of the tender offer in exchange for an amount in cash equal to the product of (1) the number of common shares subject to the vested portion of the underlying award and (2) the excess, if any, of $26.00 per share over the applicable award exercise price and (B) otherwise convert such unvested options (if the exercise price is less than $26.00 per share) and RSUs into restricted cash awards based on the tender offer consideration, with each converted award (1) vesting on the same terms and conditions applicable to the original awards and (2) upon the terms and subject to the conditions set forth in the Purchase Agreement. Options outstanding immediately prior to the closing of the tender offer with an exercise price equal to or greater than $26.00 per share will be cancelled for no consideration. The obligation of Thermo Fisher to consummate the tender offer is subject to customary conditions, including, among others, satisfaction of the minimum tender condition of 90% of outstanding shares and the receipt of applicable regulatory approvals.

The transaction is expected to close in mid-2024.

Concurrently with the entry into the Purchase Agreement, Summa Equity AB, the Company’s largest shareholder and certain other shareholders and members of management entered into a Tender and Support Agreement with Thermo Fisher pursuant to which such shareholders have agreed, among other things, to tender all outstanding shares beneficially owned by them to Thermo Fisher in response to the tender offer.

Additional information related to the tender offer can be found within the Form 6-K filed by the Company on October 18, 2023, Thermo Fisher's Tender Offer Statement on Schedule TO filed by Thermo Fisher on October 31, 2023, the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on October 31, 2023 and in future filings by the Company related to the tender offer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

		Three months ended September 30,		Nine months ended September 30,

Amounts in thousands of U.S. Dollars	Note	2023	2022	2023	2022
Revenue	4	$44,152	$31,772	$101,045	$81,963
Cost of goods sold		(13,265)	(10,785)	(35,253)	(30,589)
Gross profit		30,887	20,987	65,792	51,374
Selling expenses		(14,283)	(11,240)	(38,886)	(31,293)
Administrative expenses		(15,716)	(11,998)	(47,887)	(40,391)
Research and development expenses		(8,260)	(6,443)	(22,701)	(19,761)
Other operating income/(expense)		(275)	725	(265)	1,292
Operating loss		(7,647)	(7,969)	(43,947)	(38,779)
Interest income		4,531	29	5,137	40
Interest expense		(303)	(141)	(539)	(407)
Foreign exchange, net		1,171	6,427	8,590	16,906
Other finance income		—	—	578	—
Loss before tax		(2,248)	(1,654)	(30,181)	(22,240)
Income tax benefit	5	429	366	6,130	3,960
Net loss for the period (Attributable to shareholders of the Parent)		$(1,819)	$(1,288)	$(24,051)	$(18,280)

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		563	(31,989)	(18,275)	(84,378)
Other comprehensive loss for the period, net of tax		563	(31,989)	(18,275)	(84,378)
Total comprehensive loss for the period, net of tax		(1,256)	(33,277)	(42,326)	(102,658)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(1,256)	$(33,277)	$(42,326)	$(102,658)
Basic and diluted loss per share	9	$(0.01)	$(0.01)	$(0.19)	$(0.15)

The following analysis includes EBITDA, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage which are measures not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations” below.

Revenue
Revenue for the three months ended September 30, 2023 was $44.2 million compared to $31.8 million for the three months ended September 30, 2022. The increase of $12.4 million, or 39%, was driven primarily by Explore Kit revenues and the launch of the new Explore HT Kit, with the Kit segment growing 78%. The Service segment increased by 12% year over year. The Explore platform accounted for 73% of total Q3 2023 revenues.

Revenue for the nine months ended September 30, 2023 was $101.0 million compared to $82.0 million for the nine months ended September 30, 2022. The increase of $19.1 million, or 23%, was driven primarily by increased volumes in Kit segment.

Gross Profit/Gross Profit Percentage
Gross profit for the three months ended September 30, 2023 was $30.9 million compared to $21.0 million for the three months ended September 30, 2022. The increase of $9.9 million, or 47%, was mainly due to year over year Kit revenue growth.
The increase in gross profit percentage of 4% was driven primarily by increased Kit volumes.

Gross profit for the nine months ended September 30, 2023 was $65.8 million compared to $51.4 million for the nine months ended September 30, 2022. The increase of $14.4 million, or 28%, was driven primarily by increased year over year volume growth in Kit segment.
Operating Expenses
Total operating expenses for the three months ended September 30, 2023 were $38.5 million compared to $29.0 million for the three months ended September 30, 2022. The increase of $9.6 million, or 33%, was largely due to organizational expansion, legal fees associated with the Thermo Fisher tender offer announced on 17th Oct, 2023, the Company´s move to the new office spaces, as well as bad debt reserve.

Total operating expenses for the nine months ended September 30, 2023 were $109.7 million compared to $90.2 million for the nine months ended September 30, 2022. The increase of $19.6 million, or 22%, was largely due to costs associated with continued organizational build out.

Segment Information

Kit Revenues
Kit revenues represented 54% of our revenues for the three months ended September 30, 2023 compared to 42% for the three months ended September 30, 2022 and grew 78% year over year primarily as a result of continued Explore and Target revenue growth in combination with the launch of Explore HT. The Company generated an adjusted gross profit percentage of 85% on Kit revenues for the three months ended September 30, 2023 compared to 89% for the three months ended September 30, 2022. The decrease in adjusted gross margin for kits was primarily due to increased supplier costs and logistics expenses such as shipping and freight.

Kit revenues represented 47% of the Company’s revenues for the nine months ended September 30, 2023 compared to 30% for the nine months ended September 30, 2022 and grew 95% year over year primarily as a result of both Explore and Target revenue growth. The Company generated an adjusted gross profit percentage of 84% on Kit revenues for the nine months ended September 30, 2023 compared to 89% for the nine months ended September 30, 2022. The decrease in adjusted gross margin for kits was primarily due to increased supplier costs and logistics expenses, such as shipping and freight.

Service Revenues
Service revenues represented 38% of our revenues for the three months ended September 30, 2023 compared to 48% for the three months ended September 30, 2022 and increased by 12% due to Explore revenue growth.
We generated an adjusted gross profit percentage of 65% on Service revenues for the three months ended September 30, 2023 compared to 55% for the three months ended September 30, 2022. The increase in analysis services margin was driven primarily by Explore growth and cost efficiency gains in the labs.

Service revenues represented 42% of our revenues for the nine months ended September 30, 2023 compared to 61% for the nine months ended September 30, 2022 and decreased 14% year over year primarily as a result of the ongoing product mix transition from Service to Kit segment.

We generated an adjusted gross profit percentage of 61% on Service revenues for the nine months ended September 30, 2023, 4% over the 57% for the nine months ended September 30, 2022. The increase in analysis services margins was mainly driven by cost efficiency gains in the labs.

Non-IFRS Reconciliations
We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance.
EBITDA and Adjusted EBITDA
We use the non-IFRS measures of EBITDA and Adjusted EBITDA. We define EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles. We define Adjusted EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, amortization of acquisition intangibles, and management adjustments and share-based compensation expenses. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

 We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended		Nine months ended
	September 30,		September 30,
Amounts in thousands of U.S. Dollars	2023	2022	2023	2022
Operating loss	(7,647)	(7,969)	(43,947)	(38,779)
Add:
Amortization	2,748	2,708	8,245	8,530
Depreciation	2,364	1,532	5,627	4,504
EBITDA	(2,535)	(3,729)	(30,075)	(25,745)
Management Adjustments	1,369	189	2,874	990
Share-based compensation expenses	3,124	1,808	8,141	5,962
Adjusted EBITDA	1,958	(1,732)	(19,060)	(18,793)

Management adjustments for the three months ended September 30, 2023 amounted to $1.4 million. These adjustments pertain to costs associated with the preparatory work for the tender offer announced on October 17, 2023. The costs associated with the tender offer are attributable specifically to third-party administrative expenses, mainly legal fees. See section "Subsequent events" for more information about the tender offer.
Adjusted EBITDA for the three months ended September 30, 2023 includes an add back of $3.1 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan. Management adjustments for the three months ended September 30, 2022 amounted to $0.2 million and primarily includes costs related to the Nasdaq listing. Adjusted EBITDA for the three months ended September 30, 2022, includes an add back of $1.8 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.
Management adjustments for the nine months ended September 30, 2023 amounted to $2.9 million and include costs related to our January 2023 capital raise. Adjusted EBITDA for the nine months ended September 30, 2023, includes an add back of $8.1 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan. Management adjustments for the nine months ended September 30, 2022 amounted to $1.0 million and mainly refers to costs related to the Nasdaq listing. Adjusted EBITDA for the nine months ended September 30, 2022, includes an add back of $6.0 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.
Adjusted Gross Profit, including Adjusted Gross Profit Percentage

We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share-based compensation expenses.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.
Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended		Nine months ended
	September 30,		September 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	44,152	31,772	101,045	81,963
Cost of goods sold	(13,265)	(10,785)	(35,253)	(30,589)
Gross Profit	30,887	20,987	65,792	51,374
Gross Profit %	70.0%	66.1%	65.1%	62.7%
Less:
Depreciation charges	891	748	2,326	2,298
Share-based compensation expenses	189	65	456	234
Adjusted Gross Profit	31,967	21,800	68,574	53,906
Adjusted Gross Profit %	72.4%	68.6%	67.9%	65.8%
Adjusted gross profit percentage for the three months ended September 30, 2023 was 72.4% compared to an adjusted gross profit percentage of 68.6% for the three months ended September 30, 2022. Adjustments to arrive at Adjusted gross profit for the three months ended September 30, 2023 and for the three months ended September 30, 2022 consists of $0.9 million and $0.7 million, respectively, related to depreciation charges and $0.2 and $0.1 million ,respectively, related to share-based compensation expenses.
Adjusted gross profit percentage for the nine months ended September 30, 2023 was 67.9% compared to an adjusted gross profit percentage of 65.8% for the nine months ended September 30, 2022. Adjustments to arrive at Adjusted gross profit for the nine months ended September 30, 2023 and for the nine months ended September 30, 2022 consists of $2.3 million and $2.3 million, respectively, related to depreciation charges and $0.5 million and $0.2 million, respectively, related to share-based compensation expenses.
Reconciliation of adjusted gross profit to gross profit, the most comparable IFRS measure, by segment:

	Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of U.S. Dollars unless otherwise stated	2023	2022	2023	2022
Kit
Revenue	23,797	13,395	47,841	24,535
Cost of goods sold	(3,955)	(1,696)	(8,688)	(3,120)
Gross profit	19,842	11,699	39,153	21,415
Gross profit margin	83.4%	87.3%	81.8%	87.3%
Less:
Depreciation charges	269	142	605	410
Share-based compensation expenses	82	42	194	122
Adjusted Gross Profit	20,193	11,883	39,952	21,947
Adjusted Gross Profit %	84.9%	88.7%	83.5%	89.5%

Service
Revenue	16,904	15,132	42,842	49,623
Cost of goods sold	(6,722)	(7,444)	(18,732)	(23,369)
Gross profit	10,182	7,688	24,110	26,254
Gross profit margin	60.2%	50.8%	56.3%	52.9%
Less:
Depreciation charges	622	605	1,722	1,888
Share-based compensation expenses	108	23	263	112
Adjusted Gross Profit	10,912	8,316	26,095	28,254
Adjusted Gross Profit %	64.6%	55.0%	60.9%	56.9%

Corporate / Unallocated
Revenue	3,450	3,245	10,361	7,805
Cost of goods sold	(2,588)	(1,645)	(7,833)	(4,100)
Gross profit	862	1,600	2,528	3,705
Gross profit margin	25.0%	49.3%	24.4%	47.5%
Less:
Depreciation charges	—	—	—	—
Share-based compensation expenses	—	—	—	—
Adjusted Gross Profit	862	1,600	2,528	3,705
Adjusted Gross Profit %	25.0%	49.3%	24.4%	47.5%